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                                                             EXHIBIT 99.P(xviii)

                                 CODE OF ETHICS

INTRODUCTION

The Code of Ethics reaffirms our basic policies of ethical conduct for partners, executives, and employees of Brown Brothers Harriman & Co.

The foundation of the Code consists of basic standards in the areas of:

      - Honesty and candor in our activities, including observance of the spirit, as well as the letter, of the law;

      - Avoidance of conflicts between personal interests and the interests of the firm, and the appearance of such conflicts; and

      - Maintenance of our reputation and avoidance of activities which might reflect adversely on the firm.

CONFIDENTIAL INFORMATION

Partners, executives, and employees may become privy to confidential information not generally available to the public concerning the affairs and business transactions of the firm, its former, present, and prospective clients, and individuals in the firm. Safeguarding confidential information is essential to the conduct of the firm's business. Therefore, caution and discretion are required in the use of such information, and its disclosure only to those who have a legitimate need to know.

Under most circumstances, information concerning a client may not be released to third parties without the express permission of the client or pursuant to appropriate legal process. There is a long-standing practice of the exchange of information relating to the extension of credit. This exchange is covered by the Robert Morris Association Code of Ethics for Exchange of Credit Information. All other requests for information concerning a client, other than legal process, should be referred to your supervising partner. Requests pursuant to legal process, such as subpoenas or court orders, should be referred to the General Counsel.

Confidential information obtained as a result of employment with the firm is not to be used for the purpose of furthering any private interest or as a means of making any personal gain.

While the firm's activities require the free flow of information throughout the firm, confidential information concerning clients of the firm available to one department of the firm should be communicated to other departments only when there exists a legitimate business need to know. In particular, confidential information concerning a corporation is not to be communicated by partners, executives, or employees who perform any commercial banking or lending functions to partners, executives, or employees who perform investment or corporate finance functions, nor shall partners, executives, or employees who perform investment or corporate finance functions request such information from other departments of the firm.

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It is the policy of BBH to treat all information regarding its customers and employees in the strictest confidence. Failure to maintain the confidentiality of this information will result in corrective action up to and including dismissal.

FAIR EMPLOYMENT PRACTICES AND DIVERSITY

Diversity in our staff is critical to our success as a global organization, and we actively seek to recruit, develop and retain the most talented people from a diverse candidate pool. Advancement at BBH is based on talent and performance. We are fully committed to equal employment opportunity and compliance with the letter and spirit of the full range of fair employment practices and nondiscrimination laws. Moreover, retaliation against individuals who assert claims of discrimination is prohibited.

HARASSMENT AND DISCRIMINATION - COMPLAINTS AND RESOLUTION

BBH prohibits sexual or any other kind of harassment or discrimination, whether committed by or against a supervisor, co-worker, customer, vendor or visitor. Harassment or discrimination, whether based on a person's race, gender, color, creed, religion, national origin, citizenship, age, disability, marital status, sexual orientation, ancestry, veteran status, socioeconomic status or any of the protected classifications that may be enumerated in other sections of this manual, is repugnant and completely inconsistent with our tradition of providing a respectful, professional and dignified workplace.

Sexual harassment includes unwelcome sexual advances, requests for sexual favors, sexually motivated physical contact and other verbal or physical conduct or visual forms of harassment of a sexual nature when:

      - submission to such conduct is made explicitly or implicitly a term or condition of employment or is used as a condition of employment or as a basis for employment decisions, or

      - when such conduct has the purpose or effect of unreasonably interfering with an individual's work performance or creating an intimidating, hostile, humiliating or sexually offensive work environment.

In broader terms, BBH prohibits harassment of employees or applicants by other employees or by outsiders who may have business with BBH. Harassment includes but is not limited to:

      - verbal harassment (epithets, derogatory statements, slurs, comments on an individual's body or an individual's sexual activity, deficiencies, or prowess),

      - physical harassment (assault, physical interference with normal work or movement),

      -     visual harassment (posters, cartoons, drawings, objects, e-mails),

      - sexual innuendo (unwelcome leering, whistling, bodily contact, sexual gestures, suggestive or insulting comments)

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Using company systems to transmit or receive electronic images or text of a sexual nature or containing ethnic slurs, racial epithets or any other material of a harassing or offensive nature is prohibited.

If you believe that you are being subjected to harassing behavior or discriminated against, or if you observe or receive a complaint regarding such behavior, you should promptly report it to your supervisor, Department Head, or Jim Minogue, Director of Human Resources, 140 Broadway, New York, (212) 493-8724. A complaint should be in writing and it should state the specific nature of the complaint, the individuals involved, if any, and the relevant dates. All complaints of such harassment or discrimination will be treated as confidential to the extent possible. BBH will promptly investigate all allegations of harassment or discrimination and will take appropriate corrective action. Harassment or discrimination of any sort is a serious violation of BBH's policy. Anyone who violates this policy will be subjected to appropriate disciplinary action up to and including termination of employment.

If the complaint cannot be resolved by any of the above, it will be referred to the employee's supervising partner, or, in his/her absence, the managing partner. The partner involved will render a final decision on the complaint and the employee will be notified of the partner's final decision by the Human Resources officer. Retaliation against individuals for raising claims of harassment or discrimination is prohibited.

PERSONAL  FINANCE AND INVESTMENTS

Personal finances and investments should be managed in a manner consistent with employment in a financial institution. This obligation requires the exercise of prudence in the making of personal investments and the avoidance of clearly speculative transactions as well as specific situations which might influence judgments made or advice given on behalf of the firm in the course of business. The firm strictly prohibits any trading based on inside information as well as market timing and late trading practices as defined in the prospectuses of the mutual funds. Trading in BBH mutual funds are subject to further restrictions as outlined in the Employee Trading policies.

Partners, executives and employees, and members of their immediate families, are free to invest in securities at their discretion. However, opening or maintaining any kind of securities account requires the authorization of the firm. In addition, care must be exercised to insure that investments do not involve, or appear to involve, conflicts of interests with our clients or the use of confidential information.

More particularly, partners, executives and employees and members of their immediate families must not purchase or sell any security for their own account, or for any account in which they have a beneficial interest, while it remains on the firm's Restricted List. Before entering a transaction involving a security, the trading line, extension 7317 in the Compliance Section of the Office of the General Counsel, must be consulted to determine whether the security is on the Restricted List.

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Partners, executives and employees should borrow money only from reputable organizations which regularly lend money to individuals. Borrowings from any financial institution, including correspondent banks, however, must not involve favored treatment of any kind. Thus, such borrowings should be obtained on substantially the same terms and conditions, including rate of interest, prevailing at the time for comparable loans to other borrowers. In addition, executives must report the status of their borrowing once each year to the Managing Partner.

ANTITRUST AND UNFAIR COMPETITION

BBH competes aggressively but fairly in the marketplace. No agreement or understanding may be made with competitors to fix or control prices, to allocate markets or territories, or otherwise restrict competition. Whenever employees are involved in trade association activities or in other situations where there is communications among competitors, they must be especially alert to ethical and legal requirements. The General Counsel or his office should be promptly consulted on all Antitrust and Antitrust-related matters.

It is a serious violation of BBH policy to:

      - Make false or misleading claims or comments about BBH products or competitors' products; or

      - Cause customers or suppliers or our competitors to breach their contracts with such competitors.

PERSONAL REMUNERATION

Partners, executives, and employees, and their immediate families may not solicit, accept, or retain any personal remuneration from any client of the firm or from any individual or organization doing or seeking to do business with the firm. In this context, personal remuneration includes any type of gift, gratuity, favor, service, loan, fee, compensation, or anything of monetary value.

Specific exception to this prohibition is made if there is no, and there appears to be no, reasonable likelihood of improper influence on the individual's performance of duties on behalf of the firm and if the personal remuneration involves normal business courtesies, non-cash gifts of less than $100 value, customary and reasonable meals and entertainment at which the giver is present, such as the occasional business meal or sporting event, gifts received because of social relationships entirely apart from any business relationship, or fees received from an organization in which the individual's membership has been approved by the firm. Under no circumstances may anyone accept a cash gratuity, regardless of amount.

Special care must be exercised in determining whether a particular instance of personal remuneration is permissible in view of the limited exceptions. Therefore, any question as to whether such an instance might be construed as improperly influencing one's duties or whether it falls into one of the above categories must be referred promptly to one's supervisor.

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BUSINESS CONDUCT, ACCOUNTING PRACTICES, INTERNAL ACCOUNTING CONTROLS AND
AUDITING MATTERS ["WHISTLEBLOWER" POLICY]

BBH maintains the highest standards in preparing accounting and financial information. The integrity of our books and records is essential. All employees responsible for keeping/preparing any books, records and accounts for the firm are required to record all entries based upon proper supporting documents so that the records of the firm are maintained in an accurate manner with supporting detail.

The business of the firm must always be in full compliance with the spirit, as well as the letter, of all applicable laws and regulations.

Knowledge of events by an employee related to questionable, inappropriate or fraudulent business conduct, accounting practices, internal accounting controls, or auditing matters should be immediately reported to the individuals designated below. Such matters will be handled in a confidential and protected manner and will not be disseminated except to the extent necessary to conduct a complete and fair investigation or to take appropriate corrective action. Failure to report such matters constitutes a violation of this Code. The firm prohibits and will not tolerate any retaliation or threatened retaliatory action against any employee who makes a good faith report of an apparent or possible violation. Similarly, any employee who discourages or prevents another employee either from making such a report or seeking the help or assistance they need to report the matter to the individuals designated below will be subject to disciplinary action.

REPORTING COMPLAINTS:

All complaints related to questionable and/or improper business practices should be immediately reported to the firm's Auditor, Jack Furka, at extension 212-493-8905 or fax 212-493-8555 or General Counsel, Jim Kaplan, at extension 212-493-8353 or fax 212-493-8907 or to the Chairman of the firm's Audit Committee, Anthony Enders, at extension 212-493-7802 or fax 212-493-7206. To facilitate the investigation regarding the complaint, employees should identify themselves when making the complaint. However, complaints may also be submitted in writing on an anonymous basis. When the employee identifies himself or herself, they will receive an acknowledgement from one of the aforementioned parties. All complaints will be handled with strict confidentiality.

INVESTIGATING COMPLAINTS:

The Auditor, General Counsel or Chairman of the Audit Committee will ensure that a reported complaint is promptly investigated and will take appropriate action upon completion of the investigation. All complaints received will be retained and assigned a case number to ensure the protection of the complainant's identity. All complaints will be reviewed under the Audit Committee direction and oversight. The Auditor or General Counsel will report to the Audit Committee quarterly (or immediately when necessary or required) regarding complaints about business conduct, accounting practices, internal accounting controls or auditing matters. The Audit Committee will ensure appropriate handling of all complaints, review the results of any investigation regarding the complaint and will take prompt and appropriate corrective action as warranted in the judgment of the Committee.

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OUTSIDE EMPLOYMENT

The firm discourages outside employment. No outside employment will be approved which might reflect adversely on the firm or which will encroach upon working time, interfere with regular duties, or necessitate such long hours as to affect working effectiveness. In those instances where outside employment is determined to be justified by the firm, the individual involved must obtain prior written approval from his or her department head and the Director of Human Resources. Becoming a director or trustee of an outside organization also requires partner approval.

The firm encourages individual participation by its partners, executives, and employees in political and civic activities conducted outside of business hours. However, partner approval is required before anyone becomes a candidate for public office, elective or appointive.

ADMINISTRATION OF THE CODE

This Code does not supplant the rules and regulations of outside regulatory bodies.

Each employee of BBH is required to carefully read the Code and abide by its terms.

Violation of this Code must be reported promptly to the Office of the General Counsel.

Violation of any provision of the Code of Ethics constitutes grounds for disciplinary action, up to and including termination of employment.

CONDUCT GUIDELINES

Through the years, Brown Brothers Harriman has earned an enviable reputation in the financial community. That reputation did not come about by accident. It has resulted from the guiding principles of the firm which include these elements:

INTEGRITY - to say what we mean, to deliver what we promise, and to stand for what is right

RESPONSIBILITY - to accept responsibility for our actions and to do our part in instilling a high level of responsibility in our co-workers

VIGOR - to approach problems with an enthusiastic and fresh point of view, and to get things done instead of looking for reasons why they cannot be done

EXCELLENCE - to be satisfied with no performance short of the best

EFFICIENCY - to attain our goals in the most efficient way

INNOVATION - to be receptive to new ideas and methods if they represent better ways of doing things

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CITIZENSHIP - to contribute our share to the improvement of the communities in which we work and live, and the nation of which we are a part.

STYLE - to reflect in our behavior, appearance, and dress the best elements which comprise the character of Brown Brothers Harriman

These principles provide a general guideline for the conduct of all the people associated with Brown Brothers Harriman at every level of the organization.

CONFLICTS OF INTEREST

BBH partners and employees are required by this Code to avoid any actual or potential conflicts of interest. A potential "conflict of interest" may arise under various circumstances. A potential conflict of interest may arise when a person's private interest interferes in some way with the interest of BBH or a client of BBH. A conflict situation can arise when an employee, or partner, takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise when an employee or partner, or members of his or her family, receives improper personal benefits as a result of his or her position in the firm. Loans to, or guarantees of obligations of employees, members or their family members may create conflicts of interest.

Potential conflicts of interest may also arise when a BBH employee or partner works in some manner for a competitor, client or vendor. Thus you are not allowed to work for a competitor as a consultant or board member, whether profit or non-profit, except as approved by BBH. In addition, potential conflicts of interest may arise between the interests of BBH on the one hand and the interests of one or more of its clients on the other hand.

As a bank, custodian, investment adviser and member of the major securities exchanges, BBH and its domestic and foreign subsidiaries have a fiduciary relationship with their clients. The firm's first responsibility is to safeguard and promote the best interests of its clients.

Conflicts of interest may not always be clear-cut, so if you have a question you should consult the firm's General Counsel. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor or the General Counsel of BBH.

INFORMATION SECURITY POLICY

OVERVIEW

The preservation of confidentiality, integrity and availability of information is critical to Brown Brothers Harriman's day-to-day operation and its ongoing success. Each BBH employee plays a critical role in maintaining the integrity of the firm's information security system.

Employees, agents, business associates, and contract personnel of the BBH companies using computing facilities, regardless of job function, are required to read and comply with the Information Security Policy.

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POLICY AND STANDARDS

BBH's computers and communications resources, and all related computer programs, data and their products may be used only for the purposes authorized and specified by BBH. Appropriate steps should be taken to see that these resources are protected from accidents, tampering, and unauthorized use or modification. If you have questions regarding the appropriateness of planned usage of BBH computer and communications resources, they should be directed to the Information Security Management group.

CONFIDENTIALITY

            - All data should be considered confidential unless identified otherwise.

            - Confidential information must not be disclosed without specific authorization to do so.

            - Confidentiality agreements must be executed when negotiating potential business relationships.

            - Data protection laws of other countries must be followed where appropriate.

COPYRIGHTED MATERIALS

            - Employees may not reproduce materials unless authorized by the software developer/vendor.

            - BBH software purchased or developed for use in connection with its computers is proprietary and may not be copied without the owner/s permission.

            - BBH licensed software and services are not owned by BBH and may not be reproduced unless authorized by the software developer/vendor.

            - All terms and conditions, including copyright and liability notices and back-up procedures that may apply to a software package, must be followed.

            - Purchasing of any software packages for business use must be pre-approved by the Chief Information Officer.

Any questions you have about the terms of the contract governing software you are using should be directed to your manager.

EMAILS

            -     Do not open suspicious emails.

            -     Do not respond to unfamiliar senders.

            -     Do not use defamatory or obscene language.

INTERNET USAGE

            -     Avoid excess use of the internet for personal purposes.

            - All internet activity must adhere to the firm's Code of Conduct governing appropriate behavior.

            -     Respect the privacy rights of others.

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PASSWORDS

            -     Passwords are to be kept confidential and not shared.

            - Passwords are not to be recorded on paper or other unsecured media.

If you suspect that your passwords have been compromised, call Information Security Management or the Helpdesk for guidance. Please make note of the following extensions:

      INFORMATION SECURITY MANAGEMENT: 8-6799 - SECURITY HOTLINE

      HELPDESK: 8-6060

PHYSICAL SECURITY

            -     All unattended workstations must be cleared and locked.

            - Do not leave confidential documents at unattended workstations.

            -     Do not log on and let another person use your workstation.

            - Do not leave a copier or fax machine unattended while copying, sending, or receiving sensitive documents.

            - Do not toss sensitive documents in trash bins or personal wastebaskets (office or home).

            -     Shred unneeded sensitive documents.

            -     All laptops must be password protected.

            - Proprietary or client information must not be saved on local drives (c,d) unless they are password protected.

            - The Securid token (for dial-in) must not be stored with the laptop.

            - Laptops are to be secured in the docking station at the workstation.

AUTHORIZED AND LICENSED HARDWARE AND SOFTWARE

            - Employees must not install or modify BBH computer software nor modify or move BBH computer hardware without proper authorization.

Failure to comply with the agreements stated in this acknowledgment represents a violation of BBH's Code of Conduct and may be grounds for disciplinary action and/or termination.


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